UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 9)*

Under the Securities Exchange Act of 1934

ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

293614 103
(CUSIP Number)

Pavel Raifeld Chief Executive Officer Innoviva, Inc. 1350 Old Bayshore Highway Suite 400 Burlingame, CA 877-202-1097
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04216R 102
1	NAME OF REPORTING PERSON Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,345,794(1)
	8	SHARED VOTING POWER 20,000,000(2) (3)
	9	SOLE DISPOSITIVE POWER 37,345,794(1)
	10	SHARED DISPOSITIVE POWER 20,000,000(2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,345,794
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.93%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by INVA on April 22, 2020, June 11, 2020, and September 1, 2020.
(2)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.
(3)
On account of the Support Agreements (as defined below), INVA may be deemed to have shared indirect beneficial ownership of an additional 1,108,748 Shares plus 44,000 Shares underlying Entasis Options, in each case, owned by the Supporting Stockholders (as defined and described in Items 4 and 5 of this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by INVA that it is the beneficial owner of any of the Subject Shares (as defined in Item 4 of this Schedule 13D) for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(4)
The percentage calculation is based on (i) 47,851,779 shares of Common Stock outstanding as of May 20, 2022 (based on the representation by the Issuer in the Merger Agreement (as defined below)) plus warrants to purchase 28,672,897 shares of Common Stock previously acquired by the Reporting Persons.

CUSIP NO. 04216R 102
1	NAME OF REPORTING PERSON Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.57%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.
(2)
Based on 47,851,779 shares of Common Stock outstanding as of February 25, 2022, as reported by the Issuer in its Form 10-K filed on March 3, 2022 plus warrants to purchase 10,000,000 shares of Common Stock previously acquired by the Reporting Persons.

CUSIP NO. 04216R 102
1	NAME OF REPORTING PERSON Innoviva Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
On account of the Support Agreements, Purchaser may be deemed to have shared direct beneficial ownership of an additional 1,108,748 Shares plus 44,000 Shares underlying Entasis Options, in each case, owned by the Supporting Stockholders (as defined and described in Items 4 and 5 of this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Purchaser that it is the beneficial owner of any of the Subject Shares (as defined in Item 4 of this Schedule 13D) for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Explanatory Note

This Amendment No. 9 (the “Amendment No. 9”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2020 and previously amended, (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (“Common Stock”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis” or the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer. Innoviva, Inc. (“INVA”) and Innoviva Merger Sub, Inc. (the “Purchaser”) are together referred to herein as the “Merger Reporting Persons”, and the Merger Reporting Persons and Innoviva Strategic Opportunities LLC (“ISO”) are together referred to herein as the “Reporting Persons”. Except as specifically amended and supplemented by this Amendment No. 9, the Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

Item 2 in Schedule 13D is hereby supplemented as follows:

The Purchaser was incorporated in Delaware in 2022 for the sole purposes of entering into the Merger Agreement and the Support Agreements (each as defined below) and consummating the transactions contemplated thereby, including making the Offer (as defined in Item 4), and has not carried on any activities to date other than those incident to its formation, entering into such agreements and the commencement of the Offer. The Purchaser has its principal executive offices at 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010.

The directors and executive officers of the Purchaser are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;
(ii)	business address;
(iii)	present principal occupation or employment; and
(iv)	citizenship.

During the last five years, neither the Purchaser nor any person listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 in Schedule 13D is hereby supplemented as follows:

The total amount of funds required by the Merger Reporting Persons to consummate the Offer, described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference), and purchase all outstanding shares of Common Stock  in the Offer and to provide funding in connection with the Merger (as defined below) is approximately $72.2 million, including related fees and expenses. The shares of Common Stock will be acquired with funds from the working capital of INVA.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 in Schedule 13D is hereby supplemented as follows:

On May 23, 2022, the Merger Reporting Persons and Entasis entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, the Purchaser will commence a tender offer (the “Offer”) to purchase all the outstanding shares of Common Stock at a price of $2.20 (the “Offer Price”), net to the seller in cash, without interest thereon, less applicable withholding taxes.

The Purchaser will commence the Offer as promptly as practicable (and in any event within ten (10) Business Days (as defined in the Merger Agreement) from the date of the Merger Agreement). The Offer will expire at 5:00 p.m. (New York City time) on the date that is twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Act) following the commencement of the Offer, unless extended in accordance with the terms of the Merger Agreement, including as may be required by applicable Law (as defined in the Merger Agreement). Completion of the Offer is subject to several conditions, including: (i) there being validly tendered in the Offer and not validly withdrawn that number of shares of Common Stock which, excluding any Beneficially Owned shares of Common Stock by (a) the Merger Reporting Persons or (b) Manoussos Perros (the “Entasis CEO”), the Chief Executive Officer of Entasis, represent at least one more share of Common Stock than fifty percent (50%) of the shares of Common Stock not Beneficially Owned by such persons in clauses (a) and (b) outstanding at the time of the expiration of the Offer; and (ii) certain other customary conditions set forth on Annex I of the Merger Agreement.

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain terms and conditions set forth in the Merger Agreement, the Purchaser will merge with and into Entasis, with Entasis surviving as a wholly-owned subsidiary of INVA, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder vote required to consummate the Merger (the “Merger”). Each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than any shares of Common Stock (i) that are owned by or held in the treasury of Entasis, or owned by Merger Reporting Persons or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 of the DGCL, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest and subject to any applicable withholding taxes.

The Merger Reporting Persons and Entasis have made customary representations, warranties and covenants in the Merger Agreement, including using reasonable best efforts to promptly consummate and make effective the transactions contemplated by the Merger Agreement. Entasis has agreed to use reasonable best efforts to (i) ensure that the business and operations of the Acquired Companies (as defined in the Merger Agreement) (including the clinical and regulatory work) shall be conducted in the ordinary course of business consistent with past practices, and (ii) preserve each Acquired Company’s business organizations, assets and properties, and relationships with their respective suppliers, licensors, employees and other business relationships. Entasis has also agreed not to take certain other specified actions during the Pre-Closing Period (as defined in the Merger Agreement). Furthermore, Entasis and the other Acquired Companies have agreed not to, and to use their reasonable best efforts to cause their respective officers, directors, employees and their respective Third Party Representatives (as defined in the Merger Agreement) not to, directly or indirectly, (i) solicit or initiate, or knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal or the making of any inquiry or proposal that would reasonably be expected to lead to any Acquisition Proposal (as defined in the Merger Agreement); (ii) furnish any nonpublic information regarding, or afford access to, the properties, books or records of any of the Acquired Companies to any Person with the intent to facilitate or encourage an Acquisition Proposal; (iii) engage in discussions or negotiations with any Person relating to any Acquisition Proposal; (iv) approve, endorse, recommend or enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal; (v) amend or grant any waiver or release under any standstill or similar agreement or approve any transaction under, or permit any Third Party to become an “interested stockholder” under, Section 203 of the DGCL; or (vi) resolve to propose, agree or publicly announce an intention to do any of the foregoing. Subject to the satisfaction of certain conditions, Entasis and its board of directors, as applicable, are permitted to take certain actions which may, as more fully described in the Merger Agreement, include changing the board of directors’ recommendation following receipt of an unsolicited proposal, if the board of directors of Entasis concludes in good faith, after consultation with Entasis’ independent financial advisors and outside legal counsel, that such unsolicited proposal constitutes a superior proposal and that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law.

On May 23, 2022, in connection with the Merger Agreement, the Merger Reporting Persons entered into Tender and Support Agreements (the “Support Agreements”) with TPG GP A, LLC and the board of directors of Entasis (together, the “Supporting Stockholders”), each of which are stockholders of Entasis and who in the aggregate own approximately 2.32% of the shares of Common Stock. As a result of the Support Agreements, the Merger Reporting Persons may be deemed to have acquired beneficial ownership of part of the shares of Common Stock which are subject of this Schedule 13D. None of the Merger Reporting Persons has paid to the Supporting Stockholders any funds in connection with the execution of the Support Agreements. The Support Agreements were entered into concurrently with the execution and delivery of, and as a condition to the willingness of the Merger Reporting Persons to enter into, the Merger Agreement.

Pursuant to the terms of the Support Agreements, each Supporting Stockholder has agreed to validly tender or cause to be tendered in the Offer all of such Supporting Stockholder’s shares of Common Stock owned by them as of the date of the Support Agreements or acquired by them after such date (collectively, the “Subject Shares”) free and clear of all encumbrances and not later than ten (10) Business Days after the commencement of the Offer and not later than ten (10) Business Days after a Supporting Stockholder acquires Beneficial Ownership of any additional Subject Shares. Each Supporting Stockholder has agreed not to withdraw, or cause or permit to be withdrawn, any Subject Shares from the Offer, unless and until either (i) the Offer expires without the Purchaser having accepted for payment any shares of Common Stock tendered in the Offer or (ii) the Support Agreement is terminated.

The Supporting Stockholders have also agreed that while the Support Agreements are in effect, the Supporting Stockholders will not vote their Subject Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of Entasis or any other extraordinary transaction involving Entasis other than the Merger, (iii) corporate action, the consummation of which would frustrate the purposes, or prevent or materially delay the consummation, of any of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters.  The Supporting Stockholders have agreed to use their commercially reasonable efforts to ensure that, while the Support Agreements are in effect, any other Person (as defined in the Merger Agreement) having voting power with respect to any Subject Shares will not vote any such Subject Shares in favor of or consent to, and will vote against, the approval of the matters described in clauses (i) through (iv) of the preceding sentence.

The Support Agreements will terminate automatically, without any notice or action, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time of the Merger, and with respect to the Support Agreements executed by the directors of Entasis, upon a Change of Recommendation (as defined in the Merger Agreement).

Based upon information provided by the Entasis and the Supporting Stockholders, excluding options to purchase shares of Common Stock, the Supporting Stockholders beneficially owned, in the aggregate 1,108,748 shares of Common Stock (representing approximately 2.32 percent of all outstanding shares of Common Stock and 5.78 percent of all outstanding shares of Common Stock not held by the Merger Reporting Persons) as of May 20, 2022. The Supporting Stockholders beneficially owned, in the aggregate 1,152,748 shares of Common Stock (representing approximately 2.41 percent of all outstanding shares of Common Stock and 6.00 percent of all outstanding shares of Common Stock not held by the Merger Reporting Persons after giving effect to the exercise of such options) as of May 20, 2022.

The purpose of the Offer is to acquire control of, and promptly following the Merger, the entire equity interest in, Entasis while allowing Entasis’ stockholders an opportunity to receive the Offer Price by tendering their shares of Common Stock in the Offer. After the consummation of the Offer, the Merger Reporting Persons intend to consummate the Merger as soon as practicable, subject to the satisfaction or waiver of certain conditions. At the Effective Time, (i) the certificate of incorporation of Entasis will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Entasis will be amended and restated at the consummation of the transactions contemplated by the Merger Agreement and (iii) the directors and officers of the Purchaser immediately prior to the effective time of the Merger will be the initial directors and officers of Entasis.

Following the Merger, the Merger Reporting Persons will own 100% of the outstanding Common Stock and other equity interests of Entasis.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Support Agreements is qualified in its entirety by reference to the full texts of these agreements, copies of which are filed as Exhibit 2.1, Exhibit 99.1, and Exhibit 99.2 to the Form 8-K of INVA filed with the SEC on May 23, 2022 and are incorporated herein by reference.

In connection with the execution of the Merger Agreement, INVA and Entasis entered into Amendment No. 1 (the “IRA Amendment No. 1”) to that certain Investor Rights Agreement, dated as of April 22, 2020, by and between INVA and Entasis, pursuant to which INVA will have a right of first offer in connection with a Strategic Transaction (as defined in the IRA Amendment No. 1) and INVA’s preemptive rights with respect to a Capital Raising Transaction (as defined in the IRA Amendment No. 1) will be expanded and clarified, in each case, subject to the terms therein.

The description of the IRA Amendment No. 1 does not purport to be complete and is qualified in its entirety by the full text of the IRA Amendment No. 1, a copy of which is filed as Exhibit 10.1 to the Form 8-K of INVA filed with the SEC on May 23, 2022 and is incorporated herein by reference.

Except as described above, the Merger Reporting Persons do not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4.

About the Tender Offer

The Offer for the outstanding shares of Common Stock has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, the Merger Reporting Parties will file a tender offer statement on Schedule TO with the SEC, and Entasis will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. The Offer to purchase shares of Common Stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, will contain important information that should be read carefully by the Entasis’ stockholders before any decision is made with respect to the Offer. These materials will be sent free of charge to all of the Entasis’ stockholders when available. All stockholders of Entasis may obtain a free copy of the tender offer statement and the solicitation/recommendation statement (when available) on the SEC’s website: www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Copies of the Entasis’ filings with the SEC may be obtained free of charge at the “Investors & Media” section of Entasis’ website at www.entasistx.com.

ENTASIS’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 5.	Interest in the Securities of the Issuer.

Item 5 in Schedule 13D is hereby supplemented as follows:

(a)—(b) The Merger Reporting Persons may be deemed to Beneficially Own the Subject Shares by operation of the Support Agreements. As a result of the Support Agreements, the Merger Reporting Persons may be deemed to possess shared voting power to vote up to 58,498,542 shares of Common Stock with respect to certain matters described in Item 4 above, and thus, each Merger Reporting Person may be deemed to be the beneficial owner of up to an additional 1,152,748 shares of Common Stock. The Subject Shares that may be deemed to be beneficially owned by the Merger Reporting Persons constitute approximately 2.41 percent of the outstanding shares of Common Stock as of May 20, 2022 and 6.00 percent of all outstanding shares of Common Stock not owned by the Merger Reporting Persons.

The Reporting Persons (i) are not entitled to any rights as a stockholder of Entasis as to the shares of Common Stock covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaim all beneficial ownership of such shares of Common Stock as permitted by Rule 13d-4 under the Act. Except as set forth in this Item 5(a)–(b), none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons on Schedule I, Beneficially Own any shares of Common Stock.

(c) Except as described in the Schedule 13D, there have been no transactions in shares of Common Stock effected by any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person named in Schedule I.

(d) To the knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock Beneficially Owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 in the Schedule 13D is hereby supplemented as follows:

The information set forth under Item 3, Item 4 and Item 5 and the agreements set forth on the Exhibits attached hereto are incorporated into this Item 6 by reference.

Except for the Merger Agreement, the Support Agreements, and the IRA Amendment No. 1 (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among (i) any of the Reporting Persons and the persons listed in Schedule I or (ii) between the Reporting Persons or the persons listed in Schedule I and any other person, with respect to any securities of Entasis, and (b) none of the shares of Common Stock are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated May 23, 2022, between Innoviva, Inc., Innoviva Merger Sub, Inc. and Innoviva Strategic Opportunities LLC.

Exhibit 17 – Agreement and Plan of Merger, dated May 23, 2022, by and among Innoviva, Inc., Innoviva Merger Sub, Inc. and Entasis Therapeutics Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K of Innoviva, Inc. filed with the SEC on May 23, 2022)

Exhibit 18 – Tender and Support Agreement, dated May 23, 2022, by and among Innoviva, Inc., Innoviva Merger Sub, Inc. and TPG GP A, LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K of Innoviva, Inc. filed with the SEC on May 23, 2022)

Exhibit 19 – Form of Tender and Support Agreement for Entasis’ Directors and Officers (incorporated by reference to Exhibit 99.2 to the Form 8-K of Innoviva, Inc. filed with the SEC on May 23, 2022)

Exhibit 20 – IRA Amendment No. 1 to the Investor Rights Agreement, dated as of May 23, 2022, by and between Entasis Therapeutics Holdings Inc. and Innoviva, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of Innoviva, Inc. filed with the SEC on May 23, 2022)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022

INNOVIVA, INC.

By: /s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
By: Innoviva, Inc., its managing member

By: /s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

INNOVIVA MERGER SUB, INC.

By: /s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

SCHEDULE I

The following information is set forth below with respect to each executive officer and director of the Purchaser: name, business address, position with the Purchaser and present principal occupation or employment and, for persons not employed by the Purchaser, the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Directors
Pavel Raifeld	(1)	Director	Chief Executive Officer of INVA	United States
Marianne Zhen	(1)	Director	Chief Accounting Officer of INVA	United States

Executive Officers
Pavel Raifeld	(1)	President	Chief Executive Officer of INVA	United States
Marianne Zhen	(1)	Secretary	Chief Accounting Officer of INVA	United States

(1) 1350 Old Bayshore Highway Suite 400, Burlingame, CA.